EXHIBIT 12
ALICO, INC.

Computation of Ratios:

2007	Current Assets	127,216
	Current Liabilities	17,519

	127,216 divided by 17,519 =	7.26:1

2006	Current Assets	110,913
	Current Liabilities	18,078

	110,913 divided by 18078 =	6.14:1